UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2023

Commission File Number: 001-40851

Procaps Group, S.A.

(Translation of registrant’s name in English)

9 rue de Bitbourg, L-1273

Luxembourg

Grand Duchy of Luxembourg

R.C.S. Luxembourg: B253360

Tel : +356 7995-6138

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Appointment of Director

On October 23, 2023, the Board of Directors (the “Board”) of Procaps Group, S.A., a public limited liability company (société anonyme) governed by the laws of the Grand Duchy of Luxembourg (the “Company” or “Procaps”), appointed Sandra Sanchez y Oldenhage as a Director to fill the vacancy on the Board created by Alejandro Weinstein’s previous resignation, effective immediately for a period ending at the annual general meeting of shareholders approving the annual accounts for the fiscal year ended December 31, 2023 (which corresponds to the duration of mandate of Mr. Weinstein). The Board determined that Ms. Sanchez y Oldenhage meets the definition of an “independent director” for purposes of serving on the Board under applicable Nasdaq Stock Market rules.

Sandra Sanchez y Oldenhage has over 35 years’ experience in steering mature, start-up, and turn-around/restructuring enterprises toward tangible, sustainable growth within diverse international markets. She currently serves as president and chief executive officer of PharmAdvice, a consulting firm offering pharmaceutical, medical device and biotech guidance to healthcare companies entering or operating in Mexico. Previously, she oversaw oncology operations for the North LatAm region at Novartis during 2019 and 2020. She also currently serves as a director on the board of directors of Fenix Holding and Farmapiel, specifically holding the title of chair of the nominations, compensation, and governance committee at Fenix Holding, in addition to serving as a regional board member of Grupo Financiero Banorte. Moreover, she is the former chair of the Pharma Industry Trade Association (AMIIF) in Mexico. Ms. Sanchez y Oldenhage previously worked at several of the world’s leading pharmaceutical companies, including as president of Biogen’s Mexico affiliate, general manager, and country president for Amgen Inc., and as CEO of Probiomed. She received a bachelor’s degree in business administration at Universidad Intercontinental in Mexico City, Mexico.

Other than as described in this Report on Form 6-K, there are no arrangements or understandings between Ms. Sanchez y Oldenhage and any other person pursuant to which Ms. Sanchez y Oldenhage was appointed as a Director of the Company. Since the beginning of the Company’s last fiscal year, the Company has not engaged in any transaction, or any currently proposed transaction, in which Ms. Sanchez y Oldenhage had or will have a direct or indirect material interest in which the amount involved exceeded or would exceed $120,000.

The information contained in this Report on Form 6-K is incorporated by reference into the Company’s Post-Effective Amendment No. 2 to Form F-1 on Form F-3 (File No. 333-261366), filed with the Securities and Exchange Commission.

On October 23, 2023, the Company issued a press release (the “Press Release”) announcing the changes to the Board. The Press Release has been furnished as Exhibit 99.1 hereto.

Exhibit Index

Exhibit Number	Exhibit Title
99.1	Press Release of Procaps Group, S.A. dated October 23, 2023

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROCAPS GROUP, S.A.

By:	/s/ Ruben Minski
Name:	Ruben Minski
Title:	Chief Executive Officer

Dated: October 23, 2023

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